Eurasian Minerals Inc. NEWS RELEASE Eurasian Minerals to Raise up to $7 Million by Private Placement

Vancouver, British Columbia, February 22, 2017 (TSX Venture: EMX; NYSE MKT: EMX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce it intends to complete a non-brokered private placement for gross proceeds of up to $7,000,000 through the sale of 5,000,000 units (the "Units") at a price of $1.40 per Unit (all dollar amounts in CAD). Each Unit will consist of one common share (a "Share") and one-half of one non-transferable share purchase warrant. Each whole warrant (a "Warrant") will entitle the holder to purchase one additional Share at a price of $2.00 for a period of two years. The Shares, and any Shares issued on the exercise of the Warrants, will be subject to a four month restricted resale period in Canada and applicable securities legislation restricted resale periods outside of Canada. The proceeds of the private placement will be used by EMX to support its royalty and prospect generation business initiatives, as well as for general working capital and other corporate purposes.

A finder’s fee may be paid on a portion of the placement. The finder’s fee will consist of Units equal to 6% of the Units sold to investors introduced by finders.

There can be no assurance that the private placement will be completed as proposed or at all. This financing is subject to receipt of TSX Venture and NYSE MKT exchange approvals.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy any securities of EMX in any state or jurisdiction in which such offer, solicitation or sale is unlawful. The securities being offered and sold in the private placement have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and may not be offered or sold within the United States or to U.S. Persons (as defined in the U.S. Securities Act) absent registration under the U.S. Securities Act and applicable state securities laws, or an available exemption from such registration requirements.

About EMX. Eurasian Minerals leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX retaining royalty interests. EMX complements its generative business with strategic investment and third party royalty acquisition. Please see www.eurasianminerals.com for more information.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com
Website: www.EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the nine-month period ended September 30, 2016 (the “MD&A”), and the most recently filed Form 20-F for the year ended December 31, 2015, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com